Reid & Company
Barristers & Solicitors

Suite 1040 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Telephone: (604) 687-5267
Facsimile: (604) 687-5872

David R. Reid Law Corporation

02 FEB 13 AM 8:23

02015078

Reply attention of Donna L. Ornstein
Direct Line: (604) 687-1080
Our File No.: 951001

February 11, 2002

Office of International Corporate Finance
c/o Securities and Exchange Commission
450-5th Street N.W.
Washington, D.C.
20549

SUPPL

Dear Sirs:

RE: GGL Diamond Corp. - Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

REID & COMPANY

Per: *Donna L Ornstein*
Donna L. Ornstein,
Legal Assistant

DLO/mlg
Enclosures

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dlw 2/14

Exemption No. 82-1209

02 FEB 13 AM 8:23

February 11, 2002

GGL DIAMOND CORP.

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a) Incorporation Documents

(i) BC — Not Applicable

(b) Extra-provincial Registration

(i) NWT — Not Applicable

(c) Annual Reports

(i) BC — Not Applicable

(ii) NWT — Not Applicable

(d) Notices Filed with Registrar of Companies

(i) BC — Not Applicable

(ii) NWT — Not Applicable

(e) Special Resolution

(i) BC — Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder and National Policy No. 41**

(a) Annual Report (including annual audited financial statements and auditor's report thereon) — Not Applicable

J:\951001\ussec\Index-Feb11.doc

(b)	Annual Information Form	Not Applicable
(c)	Quarterly Interim Financial Statements	Not Applicable
(d)	News Releases	January 10, 2002 January 17, 2002
(e)	Form 53-901F, Material Change Report	January 14, 2002
(f)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(g)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	January 2, 2002 January 16, 2002
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the Canadian Venture Exchange ("CDNX") (as required by its rules and policies, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder, the securities laws and regulations and National Policy No. 41.

(a)	CDNX Filing Statement	Not Applicable
(b)	Form 53-901F, Material Change Report	January 14, 2002
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	January 10, 2002 January 17, 2002
(f)	Annual Information Form	Not Applicable
(g)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(h)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(j)	Takeover Bid Circular	Not Applicable
(k)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(l)	Issuer Bid Circular	Not Applicable
(m)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(n)	Notice of Intention to Sell by a Control Person	Not Applicable
(o)	Notice of Dividends	Not Applicable
(p)	Notice of Proposed Private Placement – CDNX Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable

(q)	Notice of Proposed Minor or Major Transaction – CDNX Form 5C, Transaction Summary Form	Not Applicable
(r)	Notice of Grant Stock Options – CDNX Forms 4K, Summary Form – Incentive Stock Options and 4L, Declaration of Incentive Stock Options	Not Applicable
(s)	Notice of Expedited Private Placement – CDNX Form 4F, Expedited Private Placement Form	January 14, 2002

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the CDNX)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

January 10, 2002

PRESS RELEASE

GGL ANNOUNCES INCREASE IN PRIVATE PLACEMENT FINANCING

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.CDNX)** announces that further to the Company's press release of December 6, 2001, the private placement has been increased from $150,000 to $198,000. Of this amount, the first tranche of $61,000 closed on January 2, 2002 and the remaining $137,000 will close shortly. The Company placed 485,000 flow -through shares at a price of $0.10 per share and 125,000 non-flow-through units at a price of $0.10 per unit in the first tranche. These securities have a hold period until May 3, 2002. Each non flow-through unit consists of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share exercisable for a term of 24 months following closing at $0.15 in the first year and $0.20 in the second year. The second tranche consists of 1,070,000 flow -through shares and 300,000 units.

The subscription proceeds from the financing will be used for the Company's mineral exploration projects and for working capital. The second tranche of the private placement is subject to acceptance for filing by the Canadian Venture Exchange Inc.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

January 17, 2002

PRESS RELEASE

GGL ANNOUNCES CLOSING OF PRIVATE PLACEMENT FINANCING

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.CDNX)** announces that, further to the Company's press release of January 10, 2002, the Company has closed the second tranche of the private placement, having raised $137,000 through the sale of 1,070,000 flow-through shares at $0.10 per share and 300,000 non-flow-through units at a price of $0.10 per unit, each unit consisting of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share for a term of 24 months at $0.15 in the first year and $0.20 in the second year. The securities issued in the second tranche have a hold period until May 17, 2002.

The Company has received subscription proceeds of $198,000 in total from the private placement. The funds will be used for the Company's mineral exploration projects and for working capital.

GGL DIAMOND CORP.

"RAYMOND A. HRKAC"

Raymond A. Hrkac
President

BC FORM 53-901F
(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GGL Diamond Corp.
904 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Item 2. Date of Material Change

State the date of the material change:

January 10, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

January 10, 2002
Vancouver, British Columbia

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company has announced that the non-brokered private placement for a combination of flow-through shares and non-flow-through units announced December 6, 2001 has been increased from $150,000 to $198,000.

Item 5. **Full Description of Material Change**

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation:

The Company announces that further to the Company's press release of December 6, 2001, the private placement has been increased from $150,000 to $198,000. Of this amount, the first tranche of $61,000 closed on January 2, 2002 and the remaining $137,000 will close shortly. The Company placed 485,000 flow-through shares at a price of $0.10 per share and 125,000 non-flow-through units at a price of $0.10 per unit in the first tranche. These securities have a hold period until May 3, 2002. Each non flow-through unit consists of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share exercisable for a term of 24 months following closing at $0.15 in the first year and $0.20 in the second year. The second tranche consists of 1,070,000 flow-through shares and 300,000 units.

The subscription proceeds from the financing will be used for the Company's mineral exploration projects and for working capital. The second tranche of the private placement is subject to acceptance for filing by the Canadian Venture Exchange Inc.

Item 6. **Reliance on Section 85(2) of the Act**

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85(3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Not applicable.

Item 7. Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85(3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169(4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting."

Not applicable.

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Raymond A. Hrkac, President
(604) 688-0546

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 14th day of January, 2002.

"Raymond A. Hrkac"
(signature)

Raymond A. Hrkac
(name of senior officer - please print)

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

   GGL Diamond Corp.
   904 – 675 West Hastings St.
   Vancouver, BC V6B 1N2
   Phone: (604) 688-0546

2. **State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange Inc., but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   Yes

3. **Describe the type of security and the aggregate number distributed.**

   (a) 125,000 Units, each Unit consisting of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share for a term of 24 months at $0.15 per share in the first year and $0.20 per share in the second year;

   (b) 485,000 Flow-Through Shares

4. **Date of the distribution(s) of the security.**

   January 2, 2002

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.**

Section 128(h) of the Securities Rules

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
A. UNITS				
Odlum Brown ITF William Edmonds RRSP A/C 26-9521-1 1800 – 609 Granville Street Vancouver, BC V7Y 1H2	100,000	$0.10	$10,000	S. 128(h)
Shirley Hrkac #44 – 2351 Parkway Blvd. Coquitlam, BC V3E 3P2	25,000	$0.10	$2,500	S. 128(h)
B. FLOW-THROUGH SHARES				
William Barclay 7749 Angus Drive Vancouver, BC V6P 5K6	100,000	$0.10	$10,000	S. 128(h)
B.R. (Tom) Pallan 1159 Ash Street Campbell River, BC V9W 1G8	100,000	$0.10	$10,000	S. 128(h)
DNN Investments Ltd. #1305 – 1090 W. Georgia St. Vancouver, BC V6E 3V7	75,000	$0.10	$7,500	S. 128(h)
William J. Boden 280 – 1285 W. Pender Street Vancouver, BC V6E 4B1	150,000	$0.10	$15,000	S. 128(h)
George Richardson 13257 – 14A Avenue Surrey, BC V4A 1J2	30,000	$0.10	$3,000	S. 128(h)
Paul Richardson 4569 W. 13th Avenue Vancouver, BC V6R 2V5	30,000	$0.10	$3,000	S. 128(h)

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$ 61,000

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. **If the distribution of the security was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

N/A

10. **If the distribution of the security was under section 128(h) of the Rules, state:**

(a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

Eight

(b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

$142,549.95 + $61,000.00 = $203,549.95

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this 2nd day of January, 2002.

GGL Diamond Corp.
Name of Issuer *(please print)*

Per: ______________________
Signature of authorized signatory

Raymond A. Hrkac, President
Name and office of authorized signatory *(please print)*

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR THE *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "*British Columbia Securities Commission*".

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

   GGL Diamond Corp.
   904 – 675 West Hastings St.
   Vancouver, BC V6B 1N2
   Phone: (604) 688-0546

2. **State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange Inc., but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   Yes

3. **Describe the type of security and the aggregate number distributed.**

   (a) 300,000 Units, each Unit consisting of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share for a term of 24 months at $0.15 per share in the first year and $0.20 per share in the second year;

   (b) 1,070,000 Flow-Through Shares

4. **Date of the distribution(s) of the security.**

   January 16, 2002

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.**

Section 128(h) of the Securities Rules and Sections 74(2)(4) and (9) of the *Securities Act*

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
A. UNITS				
Fractal Capital Corp. 904 – 675 West Hastings Street Vancouver, B.C. V6B 1N2	200,000	$0.10	$20,000	S. 128(h)
Frank Kaiser 1748 East 34th Avenue Vancouver, B.C. V5P 1A3	100,000	$0.10	$10,000	S. 128(h)
B. FLOW-THROUGH SHARES				
William Meyer 728 Guiltner Street Coquitlam, BC V3J 4M5	100,000	$0.10	$10,000	S. 74(2)(9)
Fastrack Capital Partners 2100 – 400 Burrard Street Vancouver, BC V6C 3A6	970,000	$0.10	$97,000	S. 74(2)(4)

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$137,000

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. **If the distribution of the security was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

N/A

10. **If the distribution of the security was under section 128(h) of the Rules, state:**

(a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

13

(b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

$233,549.95

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this 16TH **day of January, 2002.**

GGL Diamond Corp.
Name of Issuer *(please print)*

Per: ______________________
Signature of authorized signatory

Raymond A. Hrkac, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR THE *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation,* R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "*British Columbia Securities Commission*".

02 FEB 13 AM 8:23

FORM 4F

EXPEDITED PRIVATE PLACEMENT FORM

Re: GGL Diamond Corp. (the "Issuer").

Trading Symbol: GGL.

The undersigned hereby certifies the following information relating to the Expedited Private Placement.

The transaction complies fully with the criteria for expedited Private Placements set out in Policy 4.1 – Private Placements.

Issued and outstanding Listed Shares prior to Private Placement 41,742,510.

Date Price Reservation Form filed (if applicable) ______.

Date of news release announcing the Private Placement December 6, 2001 & January 10, 2002.

---

1. Total amount of funds to be raised: Maximum: $160,000; *Second Tranche: $137,000.*

2. Description of securities to be issued:

   (a) Class (a) Units; (b) Flow-Through Shares.

   (b) Number *Second Tranche: (a) 300,000 Units; (b) 1,070,000 Flow-Through Shares*.

   (c) Price per security $0.10.

3. If Warrants are to be issued, provide the following information:

   (a) Number *Second Tranche: 300,000*.

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants *Second Tranche: 300,000*.

   (c) Exercise price of Warrants $0.15 in the first year, $0.20 in the second year.

   (d) Expiry date of Warrants 24 months from closing

4. Placees - Please complete the following chart.

**Name and Address of Placee	Number of Securities to be Purchased	Applicable Statutory Exemption	Payment Date	*Insider=Y ProGroup=P Not Applicable=N/A
See attached Schedule A				

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**If the placee is not an individual and a Corporate Registration Form has not been filed, state the names of the beneficial owners holding ≥ 20% of the placee.

5. If brokered, provide the name of the agent conducting the Private Placement.

N/A

6. Please disclose the proposed use of proceeds.

Mineral exploration projects and for working capital.

7. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the placement:

(a) Sales Agent/broker (name, address, beneficial ownership where applicable)

N/A ______.

(b) Cash ______.

(c) Securities ______.

(d) Expiry date of any Agent's Option ______.

(e) Exercise price of any Agent's Option ______.

8. State whether the Sales Agent/broker is a Related Party of the Issuer.

9. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

The subscription proceeds for the flow-through shares will be incurred as "Canadian Exploration Expense" (as defined in the Income Tax Act) and renounced to the placees.

11. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last 12 months is:

Expedited Acquisitions: None Listed Shares in total.

Expedited Private Placements: 1,847,332 + 610,000 (First Tranche) = 2,457,332 Listed Shares in total.

12. Each purchaser has been advised of the applicable Securities Law or Exchange hold period. All securities subject to a hold period will bear a legend on their certificate indicating the applicable hold period.

13. A Corporate Placee Registration Form with current information:

is enclosed ☐; or

has been previously filed ☐

for each purchaser that is not an individual.

Dated January 14, 2002.

Raymond A. Hrkac
Name of Director and/or
Senior Officer

Signature

President
Official Capacity

SCHEDULE "A"

Name & Address of Purchaser (If placee is a Issuer, state the names of the beneficial owners)	Number of Securities to be Purchased	Applicable Statutory Exemption	Payment Date	*Insider=Y ProGroup=P Not Applicable= N/A
A. UNITS				
Fractal Capital Corp. 904 - 675 West Hastings Street Vancouver, B.C. V6B 1N2	200,000	S. 128(h)	Jan. 3, 2002	N/A
Frank Kaiser 1748 East 34th Avenue Vancouver, B.C. V5P 1A3	100,000	S. 128(h)	Jan. 8, 2002	N/A
Total:	300,000			
B. FLOW-THROUGH SHARES				
William Meyer 728 Guiltner Street Coquitlam, BC V3J 4M5	100,000	S. 74(2)(9)	Dec. 28, 2001	Y
Fastrack Capital Partners 2100 – 400 Burrard Street Vancouver, BC V6C 3A6	970,000	S. 74(2)(4)	Jan. •, 2002	P
Total:	**1,070,000**			